news release

ArcelorMittal announces the publication of full year 2011 EBITDA sell-side analyst consensus figures on arcelormittal.com

Luxembourg, 1 February 2012 - ArcelorMittal today announces the publication of sell-side analysts’ consensus forecasts for ArcelorMittal’s 2011 full year EBITDA. The consensus figures are based on sell-side analyst estimates recorded on an external web based tool provided and managed by an independent company called Vuma Financial Services Limited (trade name: Vuma Consensus). The consensus figures together with the full list of sell-side analysts who submitted their forecasts are available on our website.

View consensus figures

ArcelorMittal does not express any opinion as to the accuracy or relevance of this consensus or any component thereof. Any use of or reliance on this data is purely at the risk of the user.